UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No.5)*

Rice Midstream Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

762819100

(CUSIP Number)

Robert J. McNally

625 Liberty Avenue, Suite 1700

Pittsburgh, Pennsylvania 15222

Telephone: (412) 553-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 762819100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Rice Midstream GP Holdings LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 28,757,246 units

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,757,246 units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,757,246 units

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.1%

14	Type of Reporting Person (See Instructions) PN (Partnership)

CUSIP No. 762819100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Rice Midstream GP Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 28,757,246 units

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,757,246 units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,757,246 units

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.1%

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 762819100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Rice Midstream Holdings LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 28,757,246 units

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,757,246 units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,757,246 units

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.1%

14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 762819100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Rice Energy Operating LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 28,757,246 units

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,757,246 units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,757,246 units

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.1%

14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 762819100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) EQT RE, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 28,757,246 units

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,757,246 units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,757,246 units

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.1%

14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 762819100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) EQT Production Company

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 28,757,246 units

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,757,246 units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,757,246 units

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.1%

14	Type of Reporting Person CO (Corporation)

CUSIP No. 762819100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) EQT Investments Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 28,757,246 units

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,757,246 units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,757,246 units

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.1%

14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 762819100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) EQT Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 28,757,246 units

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,757,246 units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,757,246 units

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.1%

14	Type of Reporting Person CO (Corporation)

This Amendment No. 5 to Schedule 13D (Amendment No. 5) amends and supplements or restates (where indicated) the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the Commission) on December 23, 2014, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on March 7, 2016, Amendment No. 2 to Schedule 13D filed with the Commission on November 15, 2017, Amendment No. 3 to Schedule 13D filed with the Commission on February 20, 2018, and Amendment No. 4 to Schedule 13D filed with the Commission on February 22, 2018 (as amended, Schedule 13D).   Capitalized terms used in this Amendment No. 5 and not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2.         Identity and Background.

Item 2(c) of Schedule 13D is hereby amended by amending and restating the tables identifying the Covered Individuals in such item in their entirety as follows:

Name	Position
EQT Corporation
David L. Porges	Chairman and Interim President and Chief Executive Officer
Vicky A. Bailey	Director
Philip G. Behrman	Director
Kenneth M. Burke	Director
A. Bray Cary, Jr.	Director
Margaret K. Dorman	Director
Thomas F. Karam	Director
Daniel J. Rice IV	Director
James E. Rohr	Director
Norman J. Szydlowski	Director
Stephen A. Thorington	Director
Lee T. Todd, Jr.	Director
Christine J. Toretti	Director
Robert F. Vagt	Director
Jeremiah J. Ashcroft III	Senior Vice President and President, Midstream
Lewis B. Gardner	General Counsel and Vice President, External Affairs
Donald M. Jenkins	Chief Commercial Officer
Robert J. McNally	Senior Vice President and Chief Financial Officer
Charlene Petrelli	Vice President and Chief Human Resources Officer
David E. Schlosser, Jr.	Senior Vice President and President, Exploration and Production
Jimmi Sue Smith	Chief Accounting Officer

EQT Investments Holdings, LLC
Daniel A. Greenblatt	Member of Board of Managers and President
Joshua C. Miller	Member of Board of Managers and Vice President
Phillip D. Swisher	Member of Board of Managers and Executive Vice President

EQT Production Company
Robert J. McNally	Director
Charlene Petrelli	Director
David E. Schlosser, Jr.	Director and President

EQT RE, LLC
Robert J. McNally	Member of Board of Managers
Charlene Petrelli	Member of Board of Managers
David E. Schlosser, Jr.	Director and President

Name	Position
Rice Energy Operating LLC
Robert J. McNally	Member of Board of Managers
Charlene Petrelli	Member of Board of Managers
David E. Schlosser, Jr.	Member of Board of Managers and President

Rice Midstream Holdings LLC
Jeremiah J. Ashcroft III	Member of Board of Managers and President
Robert J. McNally	Member of Board of Managers
Jimmi Sue Smith	Member of Board of Managers

Rice Midstream GP Management LLC
Jeremiah J. Ashcroft III	Member of Board of Managers and President
Robert J. McNally	Member of Board of Managers
Jimmi Sue Smith	Member of Board of Managers

Item 4.         Purpose of Transaction.

Item 4(a)—(b) of Schedule 13D is hereby amended by deleting the last paragraph thereof and replacing it with the following additional disclosures:

Midstream Merger Agreement

On April 25, 2018, the Issuer entered into an Agreement and Plan of Merger (the Midstream Merger Agreement) with the RMP General Partner, EQM, EQT Midstream Services, LLC, a Delaware limited liability company and the general partner of EQM (the EQM General Partner), EQM Acquisition Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of EQM (Merger Sub), EQM GP Acquisition Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of EQM (GP Merger Sub), and, solely for purposes of certain provisions therein, EQT.

Upon the terms and subject to the conditions set forth in the Midstream Merger Agreement, Merger Sub will merge with and into the Issuer (the Midstream Merger), with the Issuer continuing as the surviving entity and a wholly owned subsidiary of EQM. The Midstream Merger Agreement also provides that GP Merger Sub will merge with and into the RMP General Partner, with the RMP General Partner continuing as the surviving entity and a wholly owned subsidiary of EQM. Following the recommendation of the conflicts committee (the RMP Conflicts Committee) of the board of directors of the RMP General Partner (the RMP Board), the RMP Board approved the Midstream Merger Agreement, agreed to submit the Midstream Merger Agreement to a vote of the Issuer’s unitholders and agreed to recommend that the Issuer’s unitholders approve the Midstream Merger Agreement. Following the recommendation of the conflicts committee (the EQM Conflicts Committee) of the board of directors of the EQM General Partner (the EQM Board), the EQM Board approved the Midstream Merger Agreement.

At the effective time of the Midstream Merger (the Effective Time), (i) each Common Unit issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 0.3319 (the Exchange Ratio) common units representing limited partner interests in EQM (the EQM Common Units) (the Midstream Merger Consideration), (ii) the issued and outstanding IDRs of the Issuer (the RMP IDRs) will be cancelled and (iii) each outstanding award of phantom units in respect of Common Units will be fully vested and converted into the right to receive the Midstream Merger Consideration, less applicable tax withholding, in respect of each Common Unit subject thereto.

The Issuer has agreed, subject to certain exceptions with respect to unsolicited proposals, not to directly or indirectly solicit competing acquisition proposals or to enter into discussions concerning, or provide confidential information in connection with, any unsolicited alternative business combinations. However, the RMP Board and the RMP Conflicts Committee may change its recommendation in favor of the adoption of the Midstream Merger

Agreement if, (i) in connection with the receipt of an alternative proposal, it determines in good faith, after consultation with its financial advisors and outside counsel, that the failure to effect such a change in recommendation would be inconsistent with its duties under applicable law as modified by the Issuer’s partnership agreement or (ii) in connection with a material event, circumstance, change or development that arises or occurs after the date of the Midstream Merger Agreement and that was not reasonably foreseeable at the time of the Midstream Merger Agreement, it determines in good faith, after consultation with its financial advisors and outside counsel, that the failure to effect such a change in recommendation would be inconsistent with its duties under applicable law as modified by the Issuer’s partnership agreement.

The completion of the Midstream Merger is subject to the satisfaction or waiver of certain customary closing conditions, including, but not limited to: (i) approval of the Midstream Merger Agreement by a majority of the Issuer’s unitholders, (ii) approval for listing of the EQM Common Units issuable as Midstream Merger Consideration on the New York Stock Exchange, (iii) there being no law or injunction prohibiting the consummation of the transactions contemplated by the Midstream Merger Agreement, (iv) expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the HSR Act), (v) the effectiveness of a registration statement on Form S-4 relating to the EQM Common Units issuable as Midstream Merger Consideration, (vi) subject to specified materiality standards, the accuracy of the representations and warranties of the other party, (vii) compliance by the other party in all material respects with its covenants, (viii) the receipt by EQM and the Issuer of certain tax opinions covering such matters as described in the Midstream Merger Agreement, (ix) the Drop-Down Transactions (as defined below) having been completed or being capable of completion substantially simultaneously with the completion of the Midstream Merger, and (x) the IDR Transaction (as defined below) having been completed.

EQM and the Issuer have made customary representations and warranties in the Midstream Merger Agreement. The Midstream Merger Agreement also contains customary covenants and agreements, including covenants and agreements relating to (i) the conduct of each of EQM’s and the Issuer’s business between the date of the signing of the Midstream Merger Agreement and the closing date of the Midstream Merger and (ii) the efforts of the parties to cause the Midstream Merger to be completed, including actions which may be necessary to cause the expiration or termination of the waiting period under the HSR Act, if applicable. Pursuant to the terms of the Midstream Merger Agreement, EQM and the Issuer have agreed to (including to cause their respective subsidiaries to) use their reasonable best efforts to resolve any objections that a governmental authority may assert under antitrust laws with respect to the Midstream Merger, and to avoid or eliminate each and every impediment under any antitrust law that may be asserted by any governmental authority with respect to the Midstream Merger, in each case, so as to enable the closing of the Midstream Merger to occur as promptly as practicable and in any event no later than on December 31, 2018.

EQT has agreed that until the Effective Time or termination of the Midstream Merger Agreement, it will vote all limited partner interests in the Issuer owned beneficially or of record by it or any of its subsidiaries in favor of approval of the Midstream Merger and the approval of any actions required in furtherance thereof. As a result of the Midstream Merger, the Issuer’s common units will no longer be publicly traded.  The parties expect to close the Midstream Merger during the third quarter of 2018.

As of the date of the Midstream Merger Agreement, EQT indirectly owned 100% of the outstanding limited liability company interests in EQT GP Services, LLC, the general partner (the EQGP General Partner) of EQT GP Holdings, LP, a Delaware limited partnership (EQGP), and approximately 90.1% of the outstanding common units representing limited partner interests in EQGP (each, an EQGP Common Unit), and EQGP owned 100% of the outstanding limited liability company interests in the EQM General Partner and approximately 27.1% of the outstanding EQM Common Units.

Drop-Down Agreement

On April 25, 2018, EQT, Rice Midstream Holdings (together with EQT, the EQT Parties), EQM and EQM Gathering Holdings, LLC (EQM Gathering), a Delaware limited liability company and wholly owned subsidiary of EQM (together with EQM, the EQM Parties), entered into a Contribution and Sale Agreement (the Drop-Down Agreement) pursuant to which the EQM Parties or their subsidiaries will acquire from the EQT Parties all of the EQT Parties’ interests in (i) Rice West Virginia Midstream LLC and Rice Olympus Midstream LLC and (ii) Strike

Force Midstream Holdings LLC (Strike Force Holdings) in exchange for (A) an aggregate of 5,889,282 EQM Common Units and (B) aggregate cash consideration of $1.15 billion (each respective transaction described in the preceding clauses (i) and (ii) a Drop-Down Transaction, and collectively, the Drop-Down Transactions).  Strike Force Holdings owns a 75% limited liability company interest in Strike Force Midstream LLC, a Delaware limited liability company (Strike Force Midstream).

Gulfport Transaction

On April 25, 2018, EQM, EQM Gathering, Gulfport Energy Corporation (Gulfport) and an affiliate of Gulfport entered into a Purchase and Sale Agreement pursuant to which EQM will acquire the remaining 25% limited liability company interest in Strike Force Midstream not owned by EQT for $175 million (the Gulfport Transaction).  The completion of the Gulfport Transaction is subject to certain customary closing conditions.

RMP IDR Purchase and Sale Agreement

On April 25, 2018, EQT, GP Holdings, and EQGP entered into an Incentive Distribution Rights Purchase and Sale Agreement (the RMP IDR Purchase Agreement) pursuant to which, subject to the terms and conditions thereof, EQGP will acquire all of the issued and outstanding RMP IDRs from GP Holdings in exchange for 36,293,766 EQGP Common Units (the IDR Transaction).  The RMP IDR Purchase Agreement is subject to certain conditions, including that the Drop-Down Transactions have been completed or are capable of being completed promptly following the closing of the IDR Transaction.  In addition, in the event the IDR Transaction is completed prior to the Midstream Merger and the Midstream Merger is not consummated on or prior to December 31, 2018 (or the Midstream Merger Agreement is earlier terminated), 8,539,710 of the EQGP Common Units issued to EQT will be cancelled and EQT will pay to EQGP an amount in cash equal to the aggregate amount of any distributions paid by EQT related to the forfeited EQGP Common Units.  Following the recommendation of the conflicts committee of the board of directors of the EQGP General Partner, the board of directors of the EQGP General Partner approved the RMP IDR Purchase Agreement.

The Midstream Merger Agreement, the Drop-Down Agreement and the RMP IDR Purchase Agreement (collectively, the Transaction Agreements) are attached hereto as Exhibits I, J and K, respectively, and are incorporated herein by reference. The foregoing summary has been included to provide investors and security holders with information regarding the terms of the Transaction Agreements and is qualified in its entirety by the terms and conditions of such Transaction Agreements. It is not intended to provide any other factual information about EQT, EQM, the Issuer, EQGP or their respective subsidiaries and affiliates. The Transaction Agreements contain representations and warranties by the respective parties thereto, which were made only for purposes of the applicable Transaction Agreements and as of specified dates. The representations, warranties and covenants in the Transaction Agreements were made solely for the benefit of the applicable parties thereto, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of EQT, EQM, the Issuer, EQGP or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Transaction Agreements, which subsequent information may or may not be fully reflected in EQT’s, EQM’s, the Issuer’s or EQGP’s public disclosures.

Other than as described in this Item 4, as of the date of this Amendment No. 5, the Reporting Persons have not formulated any definitive plan or proposal relating to or which would result in any of the matters specified in clauses (a) through (i) of Item 4 of Schedule 13D with respect to the Issuer or its subsidiaries (the Enumerated Matters).  There can be no assurance that EQT’s plan to pursue the Separation and Midstream Streamlining Transactions will be completed within the anticipated timeframe or at all.  The Reporting Persons undertake no obligation to make additional disclosures in connection with the matters described herein except to the extent required by law.

Item 5.         Interest in Securities of the Issuer.

Item 5(a)—(b) of Schedule 13D is hereby amended and restated in its entirety as follows:

(a)—(b)  As of February 21, 2018, the approximate number of Common Units issued and outstanding is 102,303,108.  Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Reporting Persons may be deemed to beneficially own 28,757,246 Common Units, which represents an approximately 28.1% limited partner interest in the Issuer.  The Reporting Persons have shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of 28,757,246 Common Units.

As of the date of this Schedule 13D, other than Daniel J. Rice IV, who owned 11,380 Common Units, none of the Covered Individuals own any Common Units.

Item 7.         Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended and restated in its entirety as follows:

EXHIBIT A                              Joint Filing Agreement (incorporated by reference to Exhibit A to the Schedule 13D (File No. 005-88475) filed with the Commission on November 15, 2017 and incorporated herein by reference).

EXHIBIT B                              Amended and Restated Agreement of Limited Partnership of Rice Midstream Partners LP (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36789) filed with the Commission on December 22, 2014 and incorporated herein by reference).

EXHIBIT C                              Amendment No. 1 to the Amended and Restated Agreement of Limited Partnership of Rice Midstream Partners LP (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36789) filed with the Commission on December 22, 2014 and incorporated herein by reference).

EXHIBIT D                              Amended and Restated Limited Liability Company Agreement of Rice Midstream Management LLC (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K (File No. 001-36789) filed with the Commission on December 22, 2014 and incorporated herein by reference).

EXHIBIT E                               Registration Rights Agreement, dated as of December 22, 2014, by and between Rice Midstream Holdings LLC and Rice Midstream Partners LP (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K (File No. 001-36789) filed with the Commission on December 22, 2014).

EXHIBIT F                                Power of Attorney dated November 15, 2017 (incorporated by reference to Exhibit E to the Schedule 13D (File No. 005-88475) filed with the Commission on November 15, 2017 and incorporated herein by reference).

EXHIBIT G                              Agreement and Plan of Merger, dated as of June 19, 2017, by and among Rice Energy Inc., EQT Corporation and Eagle Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to EQT Corporation’s Current Report on Form 8-K (File No. 001-03551) filed with the Commission on June 19, 2017).

EXHIBIT H                             Press Release, dated February 21, 2018 (incorporated by reference to Exhibit 99.1 to EQT Corporation’s Current Report on Form 8-K (File No. 001-03551) filed with the Commission on February 21, 2018).

EXHIBIT I                                  Agreement and Plan of Merger, dated April 25, 2018, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, EQM Acquisition Sub, LLC, EQM GP Acquisition Sub, LLC, Rice Midstream Partners LP, Rice Midstream Management LLC and, solely for the limited purposes of certain provisions therein, EQT Corporation (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on April 26, 2018 and incorporated herein in its entirety by reference).

EXHIBIT J                                  Contribution and Sale Agreement, dated as of April 25, 2018, by and among EQT Corporation, Rice Midstream Holdings LLC, EQT Midstream Partners, LP and EQM Gathering Holdings, LLC (filed as Exhibit 2.2 to EQT’s current report on Form 8-K filed with the Commission on April 26, 2018 and incorporated herein in its entirety by reference).

EXHIBIT K                              Incentive Distribution Rights Purchase and Sale Agreement, dated as of April 25, 2018, by and among EQT GP Holdings, LP, Rice Midstream GP Holdings LP and EQT Corporation (filed as Exhibit 2.2 to EQT’s current report on Form 8-K filed with the Commission on April 26, 2018 and incorporated herein in its entirety by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 27, 2018

EQT CORPORATION
By:	/s/ Robert J. McNally
Name:	Robert J. McNally
Title:	Senior Vice President and Chief Financial Officer

EQT INVESTMENTS HOLDINGS, LLC
By:	/s/ Joshua C. Miller
Name:	Joshua C. Miller
Title:	Vice President

EQT PRODUCTION COMPANY
By:	*
Name:	David E. Schlosser, Jr.
Title:	President

EQT RE, LLC
By:	*
Name:	David E. Schlosser, Jr.
Title:	President

RICE ENERGY OPERATING LLC
By:	*
Name:	David E. Schlosser, Jr.
Title:	President

RICE MIDSTREAM HOLDINGS LLC
By:	*
Name:	Jeremiah J. Ashcroft III
Title:	President

RICE MIDSTREAM GP MANAGEMENT LLC
By:	*
Name:	Jeremiah J. Ashcroft III
Title:	President

Signature Page to Schedule 13D/A for Rice Midstream Partners, LP

RICE MIDSTREAM GP HOLDINGS LP
By:	Rice Midstream GP Management LLC, its general partner
By:	*
Name:	Jeremiah J. Ashcroft III
Title:	President

* /s/ Robert J. McNally

By: Robert J. McNally, as attorney-in-fact

Signature Page to Schedule 13D/A for Rice Midstream Partners, LP

EXHIBIT INDEX

EXHIBIT A                              Joint Filing Agreement (incorporated by reference to Exhibit A to the Schedule 13D (File No. 005-88475) filed with the Commission on November 15, 2017 and incorporated herein by reference).

EXHIBIT B                              Amended and Restated Agreement of Limited Partnership of Rice Midstream Partners LP (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36789) filed with the Commission on December 22, 2014 and incorporated herein by reference).

EXHIBIT C                              Amendment No. 1 to the Amended and Restated Agreement of Limited Partnership of Rice Midstream Partners LP (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36789) filed with the Commission on December 22, 2014 and incorporated herein by reference).

EXHIBIT D                              Amended and Restated Limited Liability Company Agreement of Rice Midstream Management LLC (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K (File No. 001-36789) filed with the Commission on December 22, 2014 and incorporated herein by reference).

EXHIBIT E                               Registration Rights Agreement, dated as of December 22, 2014, by and between Rice Midstream Holdings LLC and Rice Midstream Partners LP (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K (File No. 001-36789) filed with the Commission on December 22, 2014).

EXHIBIT F                                Power of Attorney dated November 15, 2017 (incorporated by reference to Exhibit E to the Schedule 13D (File No. 005-88475) filed with the Commission on November 15, 2017 and incorporated herein by reference).

EXHIBIT G                              Agreement and Plan of Merger, dated as of June 19, 2017, by and among Rice Energy Inc., EQT Corporation and Eagle Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to EQT Corporation’s Current Report on Form 8-K (File No. 001-03551) filed with the Commission on June 19, 2017).

EXHIBIT H                             Press Release, dated February 21, 2018 (incorporated by reference to Exhibit 99.1 to EQT Corporation’s Current Report on Form 8-K (File No. 001-03551) filed with the Commission on February 21, 2018).

EXHIBIT I                                  Agreement and Plan of Merger, dated April 25, 2018, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, EQM Acquisition Sub, LLC, EQM GP Acquisition Sub, LLC, Rice Midstream Partners LP, Rice Midstream Management LLC and, solely for the limited purposes of certain provisions therein, EQT Corporation (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on April 26, 2018 and incorporated herein in its entirety by reference).

EXHIBIT J                                  Contribution and Sale Agreement, dated as of April 25, 2018, by and among EQT Corporation, Rice Midstream Holdings LLC, EQT Midstream Partners, LP and EQM Gathering Holdings, LLC (filed as Exhibit 2.2 to EQT’s current report on Form 8-K filed with the Commission on April 26, 2018 and incorporated herein in its entirety by reference).

EXHIBIT K                              Incentive Distribution Rights Purchase and Sale Agreement, dated as of April 25, 2018, by and among EQT GP Holdings, LP, Rice Midstream GP Holdings LP and EQT Corporation (filed as Exhibit 2.2 to EQT’s current report on Form 8-K filed with the Commission on April 26, 2018 and incorporated herein in its entirety by reference).